                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2)*

             Krause's Furniture, Inc. (Formerly Worth Corporation)
           --------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, Par Value $.001
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  500760 20 2
           --------------------------------------------------------
                                 (CUSIP Number)

            Mr. John H. Barkley, Vice President, Finance/Controller
  %ATCO Development, Inc. 11777 Katy Freeway, Suite 175N, Houston, Texas 77079
 -----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 1, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 500760 20 2              SCHEDULE 13D              Page 2 of 12 Pages

       ATCO Holdings Limited                    (No IRS I.D. No.)
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     British West Indies
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   462,756
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   462,756
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     462,756
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      11.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 500760 20 2              SCHEDULE 13D              Page 3 of 12 Pages

       ATCO Development, Inc.                   74-2093337
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas, U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   30,434
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   30,434
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     30,434
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      .75%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 500760 20 2              SCHEDULE 13D              Page 4 of 12 Pages

       Abdulrahman A. Al-Turki                            ###-##-####
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Saudi Arabia
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   462,756
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   462,756
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     462,756
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      11.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 500760 20 2              SCHEDULE 13D              Page 5 of 12 Pages

       Kamal Abdelnour                            ###-##-####
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                3,333 (Options)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                485,455 (Includes
                                                                  Warrants)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                3,333 (Options)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                485,455 (Includes
                                                                 Warrants)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     14,683  (3,333 Options & 11,350 Warrants)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      .36%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            STATEMENT OF INFORMATION
                           FOR ATCO HOLDINGS, LIMITED
                             ATCO DEVELOPMENT, INC.
                            ABDULRAHMAN ALI AL-TURKI
                                       AND
                                 KAMAL ABDELNOUR

The following statement of information is being filed by ATCO Holdings Limited, ATCO Development, Inc., Abdulrahman A. Al-Turki, and Kamal Abdelnour pursuant to Regulation 240.13d-1 of the Securities and Exchange Act of 1934. This second amendment is being filed as the result of the conversion by issuer of 97,800 shares of its Series B Preferred Stock into 978,000 shares of issuer's Common Stock (the event). The event resulted in the reporting persons becoming 5% shareholders as a group.

Item 1 - Security and Issuer:

This statement relates to the common stock of Krause's Furniture, Inc. par value $.001, a Delaware Corporation, whose principal office is located at 5980 Stoneridge Drive, Suite 109, Pleasanton, California, 94588.

Item 2 - Identity and Background:

The name and principal business and office address of the persons filing this statement are:

          A.   ATCO HOLDINGS LIMITED
               c/o Maples & Calder
               P.O. Box 309
               George Town, Grand Cayman
               Cayman Islands, British West Indies

Abdulrahman A. Al-Turki, % A.A. Turki Corporation, P.O. Box 718, Dammam 31421, Saudi Arabia, is Chairman, Chief Executive Officer, and controlling shareholder of ATCO Holdings Limited.

ATCO Holdings Limited is a British West Indies Limited Liability Company. ATCO Holdings Limited is a holding company.

          B.   Abdulrahman Ali Al-Turki
               c/o A. A. Turki Corporation
               P.O. Box 718
               Dammam 31421
               Saudi Arabia

Abdulrahman Ali Al-Turki is a citizen of the Kingdom of Saudi Arabia.

Abdulrahman Ali Al-Turki is Chairman and CEO of A. A. Turki Corporation, Dammam, Saudi Arabia, and of ATCO Holdings Limited and Chairman of ATCO Development, Inc.

Neither ATCO Holdings Limited nor Abdulrahman Ali Al-Turki have been convicted of any crimes, excluding traffic violations and similar misdemeanors, within the preceding five years.

Neither Abdulrahman Ali Al-Turki nor ATCO Holdings Limited have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          C.   ATCO Development, Inc.
               11777 Katy Freeway, Suite 175N
               Houston, Texas  77079

ATCO Development, Inc. is a Texas Corporation.

ATCO Development, Inc. is a wholly owned subsidiary of ATCO Holdings Limited.

ATCO Development, Inc. is engaged in the businesses of investments, real estate ownership and management, and export sales.

The officers, and directors of ATCO Development, Inc. are:

     Kamal Abdelnour, President, CEO, and Director
     Jamal Abdelnour, Executive Vice President and Director
     John H. Barkley, Jr., Vice President, Finance/Controller and Director Fuad Tannous, Director
     Abdulrahman Ali Al-Turki, Chairman

Messrs. Al-Turki, K. Abdelnour, J. Abdelnour, and Barkley have been employed by the Company for more than thirteen years. Mr. Tannous has been employed by A. A. Turki Corporation, Dammam, Saudi Arabia, for more than eight years.

The address of Kamal Abdelnour, Jamal Abdelnour, and John H. Barkley, Jr. is:

          % ATCO Development, Inc.
          11777 Katy Freeway, Suite 175N
          Houston, Texas 77079

The address of Fuad Tannous is:

          % A. A. Turki Corporation
          P.O. Box 718
          Dammam 31421
          Saudi Arabia

Neither Al-Turki, K. Abdelnour, J. Abdelnour, Barkley, Tannous, nor ATCO Development, Inc. have been convicted of any crimes, excluding traffic violations and similar misdemeanors, within the preceding five years.

Neither Al-Turki, K. Abdelnour, J. Abdelnour, Barkley, Tannous, nor ATCO Development, Inc. have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

K. Abdelnour, J. Abdelnour, Fuad Tannous, and John Barkley are United States citizens; Abdulrahman Ali Al-Turki is a Saudi Arabian citizen.

          D.   Kamal Abdelnour
               %ATCO Development, Inc.
               11777 Katy Freeway, Suite 175N
               Houston, Texas  77079

Kamal Abdelnour is a citizen of the United States of America.

Kamal Abdelnour has been employed as president of ATCO Development, Inc. for more than 15 years. Kamal Abdelnour is a director of ATCO Development, Inc., Worms Management Company, and Krause's Furniture, Inc. (Issuer); He is a 50% partner in IMC Associates, a Texas General Partnership, which owns warrants to purchase 22,699 shares of common stock of issuer.

Kamal Abdelnour has not been convicted of any crimes, excluding traffic violations and similar misdemeanors, within the last five years.

Kamal Abdelnour has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and amount of funds and other considerations

On December 18, 1992 ATCO Holdings Limited extended a $5,000,000 loan to Worth Corporation (predecessor to Krause's Furniture, Inc.). The source of the funds was an equity contribution from ATCO Holdings Limited shareholders. As part of the consideration received for making the loan, ATCO Holdings Limited received 129,383 shares of common stock of issuer valued at $162,000. ATCO Holdings Limited also received 58,513 shares of stock of Krause's Sofa Factory with a value of $292,565 as consideration for making the loan. The 58,513 shares were subsequently converted into 189,582 shares of Worth Corporation stock as the result of a merger. Worth Corporation changed its name to Krause's Furniture, Inc. in December, 1994.

On October 14, 1993 ATCO Holdings Limited purchased, for $2,200,500 cash, using funds provided by its shareholders as a capital contribution, 97,800 shares of the non-voting preferred stock, Series B, of the issuer, convertible into 978,000 shares of issuer's common stock at the option of issuer.

Effective June 1, 1995, issuer converted, in accordance with the terms of the preferred stock, all of the preferred stock held by ATCO Holdings Limited, into 978,000 shares of common stock.

Effective August 1, 1995, the above described shares, totalling 1,296,965 shares, were converted into 432,322 shares of common stock as a result of a 1 for 3 reverse stock split.

ATCO Development, Inc. purchased 83,000 shares of Keegan Management Company for $116,525 on the open market using working capital funds. Subsequently, in accordance with a stock exchange/merger agreement, Keegan Management Company stock was converted into 91,300 shares of Worth Corporation at no additional cost to ATCO Development, Inc.. Subsequently these shares were converted into 30,434 shares of issuer as a result of the reverse stock split mentioned above.

Item 4 - Purpose of Transaction. The purpose of the acquisition of all securities of Worth Corporation (now Krause's Furniture, Inc.), was for investment.

Item 5 - Interest in Securities of Issuer:

(a) The aggregate number of shares of common stock, par value $.001 outstanding of Krause's Furniture, Inc. is 4,081,796.

Ownership of the reporting group is as follows:

                                                  SHARES       PERCENT
                                                  -------      -------
ATCO Holdings Limited for its own account         432,322       10.59%
ATCO Development, Inc. for its own account         30,434         .75%
Abdulrahman A. Al-Turki, personally                     0           0%
Kamal Abdelnour                                         0           0%
                                                  -------       -----
As a group                                        462,756       11.34%
                                                  -------       -----
                                                  -------       -----

Kamal Abdelnour owns options to purchase 3,333 shares of issuer's common stock and, as a partner in IMC Associates, owns 50% of warrants to purchase 22,699
shares of issuer's common stock.   Such options and warrants are currently
exercisable, however the exercise prices exceed recent market prices. Assuming conversion of Abdelnour's warrants and options, he would have sole voting and dispositive power over 3,333 shares of common stock and shared voting and dispositive power over 485,455 shares for a total of 488,788 shares representing 11.9% of the assumed shares outstanding. Mr. Abdelnour disclaims beneficial ownership of shares owned by ATCO Holdings Limited and ATCO Development, Inc. totalling 462,756 shares.

(b) Abdulrahman Ali Al-Turki has shared voting and dispositive power over the 462,756 shares listed above.

     ATCO Holdings Limited has shared voting and dispositive power over the 462,756 shares listed above.

     ATCO Development, Inc. has shared voting and dispositive power over the 30,434 shares held for its own account.

     Kamal Abdelnour has shared voting and dispositive power over 462,756 shares. Assuming conversion of his owned warrants and options, Abdelnour has sole voting and dispositive power over 3,333 shares and shared voting and dispositive power over 485,455 shares. Abdelnour's powers over the 462,756 ATCO shares results from his responsibilities as president of ATCO Development, Inc. Abdelnour disclaims any beneficial ownership of those shares.

(c) No transaction in the class of securities that are the subject of this report and statement, except as described herein, have been effected by any of the reporting persons named herein with the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities that are the subject of this report.

Item 6 - Contracts, arrangements, understandings of relationships with respect to securities of the issuer:

As an integral part of the $5,000,000 loan reported on herein (see item 3) the following consideration was given:

1) ATCO Holdings Limited was entitled to nominate one member to the Board of Directors.

2) ATCO Development, Inc. received a fee of $150,000 for services in connection with the transaction.

3) ATCO Development, Inc. received $83,242 as its participation in the Achieved Discount realized by Worth Corporation, when Worth retired a note of the corporation.

4) IMC Associates (a partnership having two of ATCO Development, Inc.'s officers as partners) received 68,096 warrants to purchase the common stock of the issuer at $1.50 per share, which exceeded fair market value on the date of issue. The warrants were subject to the reverse 3 for 1 stock split and are now 22,699 shares exercisable at $4.50 per share.

5) ATCO Holdings Limited realized $346,854 as its participation in the achieved discount realized by Worth Corporation, when Worth retired a note of the corporation.

6) ATCO Holdings Limited received 58,513 shares of stock of Krause's Sofa Factory valued at $292,565.

     The complete loan document package was filed as part of the reporting persons Form 13d dated December 18, 1992 and filed on January 13, 1993.

                                                               PAGE 12 OF 12
Item 7 - Material to be filed as exhibits:

     Authorizations permitting John H. Barkley to file on behalf of the following reporting persons:

     ATCO Holdings Limited
     Abdulrahman Ali Al-Turki

After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                         DATE:  February 8, 1996


               ATCO DEVELOPMENT, INC.


                         BY:  /s/ JOHN H. BARKLEY
                              --------------------------
                              JOHN H. BARKLEY
                              VICE PRESIDENT, FINANCE/CONTROLLER


               ATCO HOLDINGS LIMITED


                         BY:  /s/ JOHN H. BARKLEY
                              --------------------------
                              JOHN H. BARKLEY
                              AUTHORIZED REPRESENTATIVE
                              (AUTHORIZATION ENCLOSED)


               ABDULRAHMAN ALI AL-TURKI


                         BY:  /s/ JOHN H. BARKLEY
                              --------------------------
                              JOHN H. BARKLEY
                              AUTHORIZED REPRESENTATIVE
                              (AUTHORIZATION ENCLOSED

               KAMAL ABDELNOUR


                              /s/ KAMAL ABDELNOUR
                              --------------------------

                            ABDUL RAHMAN ALI AL-TURKI
                                   LETTERHEAD


                             TO WHOM IT MAY CONCERN


We hereby authorize and designate Mr. John Barkley, Vice President of Finance and Controller of ATCO Development, Inc., to prepare and file all reports on our behalf as required by the U.S. Securities and Exchange commission.

This authorization shall remain in effect till otherwise revoked.



/s/  Abdulrahman Ali Al-Turki
----------------------------------------
     Abdulrahman Ali Al-Turki
     Chairman & Chief Executive Officer

                             ATCO HOLDINGS LIMITED
                              C/O MAPLES & CALDER
                                  P.O. BOX 309
                           GEORGE TOWN, GRAND CAYMAN
                                 CAYMAN ISLANDS
                              BRITISH WEST INDIES
------------------------------------------------------------------------------






                             TO WHOM IT MAY CONCERN



WE HEREBY AUTHORIZE AND DESIGNATE MR. JOHN BARKLEY, VICE PRESIDENT OF FINANCE AND CONTROLLER OF ATCO DEVELOPMENT, INC., TO PREPARE AND FILE ALL REPORTS ON OUR BEHALF AS REQUIRED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

THIS AUTHORIZATION SHALL REMAIN IN EFFECT TILL OTHERWISE REVOKED.



/S/ ABDULRAHMAN ALI AL-TURKI
----------------------------
    ABDULRAHMAN ALI AL-TURKI
    CHAIRMAN & CHIEF EXECUTIVE OFFICER



------------------------------------------------------------------------------

The undersigned hereby agree:

   1. that each of them is responsible for the timely filing of Form 13D and any amendments to it with regard to Krause's Furniture, Inc. plus the completeness and accuracy of the information contained in the statement and,

   2. such Form 13D identifies all of the undersigned and such Form 13D is filed on behalf of each of them.

Atco Development, Inc.                     Abdul Rahman Ali Al-Turki


by /s/ JOHN H. BARKLEY, JR.                by /s/ JOHN H. BARKLEY, JR.
   ------------------------------             -----------------------------
       John H. Barkley, Jr.                       John H. Barkley Jr.
       Vice President of Finance/                 Authorized Representative
       Controller


Atco Holdings, Limited                     Kamal Abdelnour


by /s/ JOHN H. BARKLEY, JR.                by /s/ KAMAL ABDELNOUR
   --------------------------                 ------------------------
   John H. Barkley, Jr.
   Authorized Representative